UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

SG Blocks, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class Securities)

78418A307

(CUSIP Number)

January 24, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 78418A307	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David Zelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 263,329
	6	SHARED VOTING POWER 12,266
	7	SOLE DISPOSITIVE POWER 263,329
	8	SHARED DISPOSITIVE POWER 12,266

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,595
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**	Percentage ownership is based on 4,260,041 shares outstanding of the issuer’s common stock as reported in the issuer’s Form 10-K filed on March 1, 2018.

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

SG Blocks, Inc.

(b)	Address of Issuer’s Principal Executive Offices

195 Montague Street, 14th Floor

Brooklyn, NY 11201

Item 2.

(a)	Name of Person Filing

David Zelman

(b)	Address of Principal Business office or, if None, Residence

3333 Richmond Road, Suite 340

Beachwood, OH 44122

(c)	Citizenship

U.S. Citizen

(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value per share

(e)	CUSIP Number:

78418A307

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned: 275,595

(b) Percent of class: 6.5%*

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 263,329

(ii) Shared power to direct the vote: 12,266

(iii) Sole power to dispose or to direct the disposition of: 263,329

(iv) Shared power to dispose or to direct the disposition of: 12,266

Shares reported herein are held by David Zelman as well as certain retirement accounts that Mr. Zelman exercises investment discretion over (the “Other Accounts”). Mr. Zelman may be deemed to be the beneficial owner of the securities owned by the Other Accounts, as he has the power to dispose of, direct the disposition of, and vote such securities. Pursuant to Rule 13d-4, David Zelman disclaims beneficial ownership of the securities owned by the Other Accounts.

* Percentage ownership is based on 4,260,041 shares outstanding of the issuer’s common stock as reported in the issuer’s Form 10-K filed on March 1, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2018

/s/ David Zelman David Zelman